Exhibit 12.1

AMERICAN CAMPUS COMMUNITIES OPERATING PARTNERSHIP, L.P.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2012	2011	2010	2009	2008
EARNINGS BEFORE FIXED CHARGES:
Pre-tax income (loss) from continuing operations before noncontrolling interests and loss from equity investees	$57,027	$43,143	$24,825	$2,803	$(7,297)
Distributed income of joint ventures	-	-	200	250	120
Less: Capitalized interest	(9,820)	(6,598)	(1,146)	(2,862)	(5,483)
Less: Preferred distributions of subsidiaries	(183)	(183)	(184)	(184)	(184)
Total earnings before fixed charges	47,024	36,362	23,695	7	(12,844)

FIXED CHARGES:
Interest expense	57,241	52,214	60,654	61,192	48,626
Capitalized interest	9,820	6,598	1,146	2,862	5,483
Amortization of deferred financing costs	4,717	5,385	4,449	3,232	2,466
Interest portion of rental expense	726	655	604	546	371
Preferred distribution of subsidiaries	183	183	184	184	184
Total fixed charges	72,687	65,035	67,037	68,016	57,130

Total earnings and fixed charges	$119,711	$101,397	$90,732	$68,023	$44,286

RATIO OF EARNINGS TO FIXED CHARGES	1.65	1.56	1.35	1.00	-	(a)

(a) The earnings were inadequate to cover fixed charges by approximately $12.8 million for the year ended December 31, 2008.